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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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ITEM 3.01 NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR
STANDARD; TRANSFER OF LISTING.

      On February 28, 2005, the Company completed its previously announced going private transaction by NDH Acquisition Limited merging with and into the Company. The Company has completed its previously announced going private transaction and has filed a Form 15 with the Securities and Exchange Commission to deregister its ordinary shares and to cease filings as a reporting company under the Securities Exchange Act of 1934, effective February 28, 2005. The Company has also requested that the NASDAQ SmallCap Market delists its ordinary shares effective at the close of business on February 28, 2005. The Company expects the deregistration to be effective within 90 days after the filing of the Form 15. The Company's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, are suspended immediately as of the filing date of the Form 15 and will cease as of the effective date of the Form 15.

      PRESS RELEASE

            A copy of the press release of the Company announcing the completion of the going private transaction and the deregistration and delisting of the Company's ordinary shares is included herein as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

       (c) Exhibits.

           99.1  Press Release, dated February 28, 2005.

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            NOVEL DENIM HOLDINGS LIMITED
Date:  February 28, 2005

                                            By: /s/ Kee Chung Chao
                                                -----------------------
                                            Name:  Kee Chung Chao
                                            Title: President and Chief
                                                   Executive Officer



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                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION

   99.1         Press Release, dated February 28, 2005.